No Act
PE 12/28/10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





11006038

March 14, 2011

Received SEC
MAR 14 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-14-11

Mary E. Schaffner
Senior Company Counsel &
Assistant Secretary
Wells Fargo & Company
Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Re: Wells Fargo & Company
Incoming letter dated December 28, 2010

Dear Ms. Schaffner:

This is in response to your letter dated December 28, 2010 concerning the shareholder proposal submitted to Wells Fargo by the New York State Common Retirement Fund. We also have received a letter on the proponent's behalf dated January 18, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Michael J. Barry
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801

March 14, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wells Fargo & Company
Incoming letter dated December 28, 2010

The proposal requests that Wells Fargo prepare a report to describe the board's actions to ensure that employee compensation does not lead to excessive and unnecessary risk-taking that may jeopardize the sustainability of the company's operations. It further states that the report must disclose specified information about the compensation paid to the 100 highest paid employees.

There appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(7), as relating to Wells Fargo's ordinary business operations. In this regard, we believe that the incentive compensation paid by a major financial institution to its personnel who are in a position to cause the institution to take inappropriate risks that could lead to a material financial loss to the institution is a significant policy issue. However, the proposal relates to the compensation paid to a large number of employees without regard to whether the employees are in such a position or are executive officers. Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Wells Fargo relies.

Sincerely,

Reid S. Hooper
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Grant & Eisenhofer P.A.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

January 18, 2011

VIA EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549

Re: New York State Common Retirement Fund Shareholder Proposal to Wells Fargo & Company

Ladies and Gentlemen:

This letter is submitted on behalf of The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli on behalf of the New York State Common Retirement Fund (the "Fund") by his counsel Grant & Eisenhofer. It responds to the letter from Wells Fargo & Company ("Wells Fargo" or the "Company") dated December 28, 2010 ("No Action Request") to the Staff[1] concerning the proposal submitted by the Fund on November 18, 2010 (the "Proposal"). The No-Action Request states that the Company intends to exclude the Proposal from its 2011 proxy materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(10). We ask the Staff to state that it does not concur that the Proposal may be excluded.

The Proposal

The Proposal requests that the Company "prepare a report . . . to describe the Board's actions to ensure that employee compensation does not lead to excessive and unnecessary risk."[2] While the Proposal does not specify the exact contents of the report, it states that the report must, at a minimum, contain certain disclosures related to the Company's highest 100 paid employees. These disclosures include:

[1] "Staff" refers to Staff of the Division of Corporation Finance of the Securities Exchange Commission ("Commission").

[2] The Proposal is attached as Exhibit A to this letter.



> (a) the aggregate percentage of compensation paid to the 100 highest paid employees that constitutes incentive based compensation; (b) the aggregate percentage of such incentive-based compensation that is dependent on (i) short-term, and (ii) long-term performance metrics; (c) the time horizons the Company uses to define short-term and long-term performance; (d) the specific factors considered by the Board in assessing both short and long term risks; and (e) how the excessive risks identified have been factored into the Board's consideration of the compensation to the 100 highest paid employees.

Summary of Argument

The Proposal is not excludable under Rule 14a-8(i)(7) because it relates to a significant policy issue. In the wake of the government bailout of financial institutions – including Wells Fargo, which received money from the Troubled Asset Relief Program ("TARP") – the Staff has found that issues relating to board oversight of risk transcend the ordinary business operations of companies. The requested disclosures will give shareholders information to assess whether the board is allowing the Company to engage in the same risky behavior that contributed to the near-collapse of the financial system in 2007. Thus, the Proposal is not excludable under Rule 14a-8(i)(7).

In arguing the contrary, Wells Fargo mischaracterizes both the law and the Proposal. Wells Fargo argues that Rule 14a-8(i)(7) sets forth a *per se* rule that proposals relating to compensation of non-senior executives are excludable. This is wrong. The Staff does not allow exclusion of such proposals where they focus on a significant policy issue. Wells Fargo further argues that the Proposal micro-manages the Company's compensation decisions and requires an assessment of risk related to the Company's ordinary business operations. The Proposal does neither. It requests that the Company issue a report on board actions to oversee compensation risks.

Wells Fargo also argues that there is no relationship between the disclosures requested in the Proposal concerning compensation of the 100 highest paid Company employees and the board's oversight of risk. As set forth below, government regulators and commentators have found that risks from compensation policies to this group of employees not only threaten the sustainability of the Company, but can create serious systemic risks to the economy. Therefore, disclosures related to employee incentive compensation are critical for shareholders to assess the board's oversight of risk.

The Proposal is not excludable under Rule 14a-8(i)(10) because it has not been substantially implemented. In arguing the contrary, Wells Fargo cites regulations requiring the disclosure of risks related to compensation practices, including Item 402(s) of the Commission's disclosure rules and Section 956 of the "Dodd-Frank Wall Street Reform and Consumer Protection Act" (the "Dodd-Frank Act"). *See* No Action Request at 5-7. As set forth below, these regulations do not require the disclosures requested in the Proposal, including the disclosures related to compensation paid to Wells Fargo's highest paid 100 employees. Therefore, the Proposal has not been substantially implemented.

Argument

14a-8(i)(7): The Proposal does not Deal with a Matter Relating to the Company's Ordinary Business Operations

The Proposal may not be omitted under Rule 14a-8(i)(7) because it relates to the board's oversight of risk – an important policy issue that transcends the day-to-day business of the corporation. A company is not allowed to exclude a proposal under Rule 14a-8(i)(7) if it relates to "policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release No. 40018 (May 21, 1998) ("1998 Release"). Staff Legal Bulletin 14E states,

> [W]e note that there is widespread recognition that the board's role in the oversight of a company's management of risk is a significant policy matter regarding the governance of the corporation. In light of this recognition, a proposal that focuses on the board's role in the oversight of a company's management of risk may transcend the day-to-day business matters of a company and raise policy issues so significant that it would be appropriate for a shareholder vote.

In recent no action letters, the Staff has found that proposals that concern a board's oversight of risk are not excludable under Rule 14a-8(i)(7). *See JPMorgan Chase & Co.*, 2010 WL 147304 (avail. March 19, 2010) (finding that proposal that requested a report on "the relationship between [a Bank's] policies regarding collateralization of derivatives transactions and systemic financial risk" is not excludable); *Bank of America Corp.*, 2010 WL 4922470 (Feb. 24, 2010) (same); *Citigroup, Inc.*, 2009 WL 4999640 (avail. Feb. 23, 2010) (same). Because the Proposal concerns board oversight of risk, Wells Fargo's arguments that the Proposal is excludable under Rule 14a-8(i)(7) are without merit.

First, Wells Fargo argues that the Proposal is excludable because it concerns "general compensation matters." No Action Request at 3. The Staff analyzes proposals related to compensation of non-senior executives on a "case-by-case" basis and permits exclusion only where the proposal does not "focus[] on sufficiently significant social policy issues." *Id.* (quoting 1998 Release). Here, the Proposal focuses on board oversight of risk and is not excludable under Rule 14a-8(i)(7).

Wells Fargo erroneously states that Staff Legal Bulletin 14A sets forth a "bright line analysis" that dictates that shareholder proposals relating to general employee compensation matters are excludable. No Action Request at 3. In fact, Staff Legal Bulletin 14A affirmed that the Staff would analyze such proposals on a case-by-case basis to determine if they focused on significant policy issues. Staff Legal Bulletin 14A stated that Rule 14a-8(i)(7) *did not* permit exclusion of proposals seeking approval of general employee equity compensation plans that diluted stockholders. The Staff found that such dilutive plans, although they related to non-senior executive compensation, raised substantial policy issues. *See id.*

No action letters have also held that proposals relating to general employee compensation matters are not excludable where such proposals focus on a significant policy issues. *See Exxon*

Mobil Corp., 2004 WL 414587 (avail. Mar. 1, 2004) (finding that proposal that requested "the board prepare a report that documents the distribution of . . . stock options by the recipients race and gender" was not excludable under Rule 14a-8(i)(7)); *Wal-Mart Stores, Inc.*, 2004 WL 326494 (avail. Feb, 17, 2004) (same); *Verizon Communications, Inc.*, 2004 WL 224468 (avail. Jan. 26, 2004) (same). Similarly, the Proposal at issue here is not excludable because it focuses on the board's oversight of risk – a significant policy issue.[3]

Second, the no action letters cited by Wells Fargo allowing exclusion of proposals seeking to *change* company compensation polices are inapposite. In *Wells Fargo*, 2010 WL 4922475 (avail. Mar. 04, 2010) (No Action Request at 4), the proponent submitted a proposal that requested the Company defer the payment of certain bonus compensation to employees.[4] The Staff found that the proposal did "not focus on the relationship between the [C]ompany's compensation practices and excessive risk-taking" and concurred with the Company that the proposal could be excluded under Rule 14a-8(i)(7). In contrast, the Proposal – which merely asks for a report on board action to ensure employee compensation does not incentivize excessive risk-taking – focuses exclusively on board oversight of risk.

Third, Wells Fargo mischaracterizes the Proposal when it states that it "requests an assessment of risks . . . establishing and administering short- and long-term incentive compensation paid to employees who are not senior executives." Staff Legal Bulletin 14E states Rule 14a-8(i)(7) allows exclusion of a proposal if two conditions are met: (1) the proposal requires an assessment of risk *and* (2) the proposal's "underlying subject matter involves an ordinary business matter to the company." With respect to the first element, the Proposal does not request that the Company assess risks of compensation, but rather asks the Company to prepare a report on actions the board has taken to ensure employee compensation does not lead to excessive risk. For example, if the board has done nothing to control risks related to compensation, the Proposal merely requests that the board disclose this fact to shareholders – not undertake an additional assessment of risk. With respect to the second element, the Proposal focuses on board oversight of risk, which transcends the ordinary business operations of the Company. Therefore, neither of the two necessary conditions set forth in Staff Legal Bulletin 14E to exclude a proposal under Rule 14a-8(i)(7) have been met.

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[3] Wells Fargo cites a number of no action letters concurring with the company's position that it may exclude proposals related to general compensation matters. *See* No Action Request at 3. However, the proposals at issue in these no action letters have nothing to do with the board's oversight of risk and are inapposite to the Proposal. *See id.* (citing *International Business Machines Corporation*, 2009 WL 851484 (avail. Jan. 22, 2009) (concurring with exclusion of proposal under Rule 14a-8(i)(7) that would limits salary increases for employees of level equivalent to a 3rd Line Manager or above); *3M Company*, 2008 WL 653395 (avail. Mar. 06, 2008) (concurring with exclusion of proposal under Rule 14a-8(i)(7) that would limit compensation of high-level 3M employees, including line employees and staff employees); *Xcel Energy Inc.*, 2004 WL 253698 (Feb. 06, 2004) (concurring with exclusion of proposal under Rule 14a-8(i)(7) that would set the compensation of all levels of top management)).

[4] The Company cites two other no action letters ruling on proposals seeking substantially the same compensation changes as the proposal in *Wells Fargo*. *See* No Action Request at 4 (citing *The Goldman Sachs Group, Inc.*, 2010 WL 147285 (avail. March 8, 2010); *Bank of America Corp.*, 2009 WL 5119015 (avail. Feb. 26, 2010).

Fourth, Wells Fargo is incorrect when it argues that the Proposal "micro-manages" the Company's compensation decisions. No Action Request at 4. The 1998 Release states that a proposal may be excluded under Rule 14a-8(i)(7) if it seeks to "'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Here, the Proposal does not seek any action from the board in making compensation decisions – let alone micro-manage such compensation decisions. It only requests disclosures related to the board's oversight of risk.

The Staff consistently has determined that proposals requesting disclosures concerning significant policy issues do not micro-manage the company, even where the requested disclosures are detailed. *See, e.g., Chesapeake Energy Corporation*, 2010 WL 673784 (avail. Apr. 13, 2010) (proposal that requests a "a report summarizing . . . information regarding potential material risks to the company due to environmental concerns regarding fracturing" did not "micromanage the company to such a degree that exclusion of the proposal would be appropriate"); *The Dow Chemical Company*, 2005 WL 544210 (avail. February 28, 2005) (proposal requesting a report "on the company's internal controls related to potential adverse impacts associated with genetically engineered organisms" was not excludable under Rule 14a-8(i)(7)). Because the Proposal seeks disclosures about a significant policy issue, it does not seek to micro-manage the Company's day-to-day operations.

Fifth, Wells Fargo argues that disclosures requested in the Proposal concerning incentive compensation awarded to the Company's 100 highest paid employees do not implicate the board's role in overseeing risk. No Action Request at 3-6. This argument is based on Wells Fargo's unsupported assertion that no "demonstrated correlation exists between incentive compensation paid to individuals in [this] group and risk-taking activities." *Id.* at 3. This *ipse dixit* is insufficient for Wells Fargo to meet its burden to exclude the Proposal.[5] As set forth below, government regulators and commentators recognize that the structure of incentive compensation to a company's 100 highest paid employees directly affects whether a company engages in unnecessary, excessive risk.

Under TARP, a Special Master has authority to review the pay of the "100 most highly compensated employees of a TARP recipient" to determine whether such compensation "avoid[s] incentives to take unnecessary or excessive risks that could threaten the value of the [company]." *See What is the Office of the Special Master for TARP Executive Compensation, and what are its powers, duties and responsibilities*, 31 C.F.R. § 30.16(b) (effective June 15, 2009). The factors that the Special Master must consider in making its determination mirror the disclosures requested in the Proposal. For example, the Special Master must determine whether "payment or reward reflects whether the employee's performance over the particular service period has actually contributed to the long-term value of the TARP recipient." *Id.*

Additionally Item 402(s) of the Commission's disclosure rules recognizes that a company's employee compensation practices may incentivize unnecessary and excessive risk. *See* No Action Request at 4-5. Item 402(s) states that where compensation practices are

[5] Rule 14a-8(g) states "the burden is on the company to demonstrate that it is entitled to exclude a proposal."

"reasonably likely" to have an adverse impact, a company is required to disclose in its public filings "policies and practices of compensating its employees, *including non-executive officers*, as they relate to risk management practices and risk-taking incentives." (emphasis added). Item 402(s) states that compensation can negatively impact a company where it is "awarded upon accomplishment of a task, while the income and risk to the registrant from the task extend over a significantly longer period of time." The disclosures requested by the Proposal are tailored to inform shareholders about this very issue, which is central to the board's oversight of risk.

In a statement to Congress concerning the recent financial crisis, Scott G. Alvarez, General Counsel to the Board of Governors of the Federal Reserve System, stated, "As the events of the past 18 months demonstrate, compensation practices throughout a firm can incent even non-executive employees, either individually or as a group, to undertake imprudent risks that can significantly and adversely affect the risk profile of the firm."[6] Therefore, disclosures related to incentive compensation of the 100 highest paid employees of Wells Fargo are essential to determine whether the board is properly overseeing risk.

Sixth, debate surrounding the relationship between employee compensation and risk – as exemplified by the disagreement between Wells Fargo and the Fund discussed above – is of such crucial importance that the requested disclosures fall outside the scope of Rule 14a-8(i)(7). The Staff has observed that "the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue transcend the day-to-day business matters" of a company. Staff Legal Bulletin 14A. The debate about risks from compensation, sparked by the recent financial crisis, is ongoing. In 2010 alone, there have been at least five hearings in the House and Senate related to the relationship between employee compensation and risk-taking at banks.[7] The debate is further illustrated by newly adopted laws and regulations. Item 402(s) went into effect on February 28, 2010. In addition, as discussed below, the Dodd-Frank Act instructs various regulators to adopt rules that require financial institutions to make disclosures related to the structure of employee incentive compensation so that the regulators may assess risk. *See* Section 956 of the Dodd-Frank Act.

In addition, regulators have recently voiced concern over whether there is sufficient disclosure of the risks associated with compensation to shareholders. The Federal Reserve, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, and the Office of Thrift Supervision issued *Guidance on Sound Incentive Compensation Policies* on June

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[6] Statement of Scott G. Alvarez General Counsel Board of Governors of the Federal Reserve System before the Committee on Financial Services U.S. House of Representatives (June 11, 2009).

[7] *See Executive Compensation Oversight after the Dodd-Frank Wall Street Reform and Consumer Protection Act, Before the H. Comm. House Financial Services Committee*, 111th Cong. (Sept. 24, 2010); *Short-Termism in Financial Markets, Before the S. Comm. on Banking Housing & Urban Affairs Subcommittee on Economic Policy*, 111th Cong. (Apr. 29, 2010); *Corporate Governance and Shareholder Empowerment, Before the H. Comm. House Financial Services Committee, Subcommittee on Capital Markets, Insurance, and Government Sponsored Enterprises*, 111th Cong. (Apr. 21, 2010); *Compensation in the Financial Industry – Government Perspectives, Before the H. Comm. House Financial Services Committee*, 111th Cong. (Feb. 25, 2010); *Compensation in the Financial Industry, Before the H. Comm. House Financial Services Committee*, 111th Cong. (Jan. 22, 2010).

21, 2010, which stated, "[A] banking organization should supply an appropriate amount of information concerning its incentive compensation arrangements and related risk-management, control, and governance processes to shareholders to allow them to monitor and, where appropriate, take actions to restrain the potential for such arrangements to encourage employees to take imprudent risks."

Furthermore, there have been hundreds of newspaper and magazine articles discussing how employee compensation incentivizes excessive risk-taking. Below is a small sampling:

- On December 16, 2010, the Wall Street Journal stated, "A major criticism during the financial crisis was that lender and traders were given financial incentives to take big risks that led some companies to fail or necessitated government bailouts."[8] The article reported that Treasury Secretary Timothy Geithner stated, "I would not claim that we have seen enough change in the structure of compensation."[9]

- On June 17, 2010, an article in Fortune Magazine stated, "While banks have taken some steps, they still have some distance to travel to meet the intent of using metrics which help shape appropriate motivations and behaviors and adjust bank pay based on risk."[10]

- On June 8, 2010, as referenced in the Proposal's Supporting Statement, the New York Times stated, "[B]anks tend to set similar bonus formulas for broad sets of employees and often do not adjust payouts to account for risks taken by traders or mortgage lending officers. Bank executives and directors, meanwhile, are often in the dark on the pay arrangements of employees whose bets could have a potentially devastating impact on the company."[11]

- On February 2, 2010, according to Bloomberg.com, "U.S. Representative Barney Frank said regulators should require companies to disclose compensation for their best-paid employees, potentially forcing Wall Street to reveal how much top traders and money managers earn every year."[12]

This debate demonstrates that proposals relating to risk created by employee compensation are not excludable under Rule 14a-8(i)(7).

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[8] WALL ST. J., *Geithner: Pay Incentives Need More Changes* (Dec. 16, 2010).

[9] *Id.*

[10] Eleanor Bloxham, *Most big banks not even paying lip service to risk-based pay*, FORTUNE MAGAZINE (June 17, 2010).

[11] Eric Dash, *Fed Finding Status Quo in Bank Pay*, N.Y. TIMES (June 8, 2010).

[12] *See* Jesse Westbrook, *Banks Should Disclose Top Employees' Pay, Frank Says*, BLOOMBERG.COM (Jan. 14, 2014), *available at* http://www.bloomberg.com/apps/news?pid=newsarchive&sid=aQ_6NbIIIpWs&pos=1.

Seventh, Wells Fargo argues that the Proposal does not relate to board oversight of risk because, unlike Item 402(s), it requires disclosures related to employee compensation even where management does not deem such compensation to incentivize excessive risk. No Action Request at 6. Wells Fargo's argument ignores the possibility that management and shareholders may come to different conclusions as to whether the Company's compensation practices incentivize excessive risk. The purpose of the Proposal and requested disclosures is to foster communications between the board and shareholders concerning board oversight of risk. Thus, the Proposal squarely focuses on oversight of risk because it gives shareholder critical information to determine whether the board is properly managing risk.

Rule 14a-8(i)(10): The Proposal Has Not Been Substantially Implemented

The Proposal has not been substantially implemented as Wells Fargo does not currently disclose information requested by the Proposal concerning the 100 most highly paid employees. Wells Fargo argues that the Proposal has been substantially implemented because Item 402(s) requires the Company to disclose its policies and practices with respect to non-executive compensation where the company determines that such compensation is "reasonably likely" to have an adverse impact. Furthermore, the Company notes that Section 956 of the Dodd-Frank Act requires federal regulators to devise rules requiring covered financial institutions such as Wells Fargo to "disclose to the appropriate Federal regulator the structures of all incentive-based compensation . . . sufficient to determine whether the compensation structure . . . could lead to material financial loss." The Company does not claim, however, that either Item 402(s) or the Dodd-Frank Act requires the Company to make disclosures to shareholders requested in the Proposal related to the top 100 employees. Indeed, Wells Fargo concedes, "[T]he Proposal focuses on very different considerations than those addressed under Item 402(s)." No Action Request at 5. Thus, the Proposal has not been substantially implemented.

The Staff has consistently held that where a report requests disclosures different or more detailed than those required by current regulations, the Proposal may not be excluded under Rule 14a-8(i)(10). In *PG&E Corporation*, 2008 WL 653389 (avail. Mar. 07, 2008), the Staff did not concur that a proposal could be excluded under Rule 14a-8(i)(10) where the proposal would, if adopted, require the CEO to state his personal contribution to the firm that justified his salary. The Staff rejected the company's argument that the proposal was substantially implemented because "Commission regulations already require that management provide. . . a discussion regarding any material links between executive compensation decisions and performance" in its 10-K. In *American Electric Power*, 2003 WL 458110 (avail. Feb. 18, 2003), the Staff did not concur that a company could exclude a proposal that requested that the company issue a report disclosing "the economic risks associated with the company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions." The company argued that the proposal was substantially implemented because Items 303 and 101(c)(xii) of Regulation S-K required the company to disclose "material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition." *Id.* Therefore, because the Company currently does not disclose the information requested in the Proposal, Proposal has not been substantially implemented.

Conclusion

There is no basis to exclude the Proposal under Rule 14a-8(i)(7) or Rule 14a-8(i)(10).

Sincerely,



Michael J. Barry

MJB/rm
Enclosure

cc: Gianna M. McCarthy
Elizabeth Ising, Esquire

EXHIBIT A

Report on Employee Compensation

Shareholders request that the Company prepare a report, at reasonable cost, to describe the Board's actions to ensure that employee compensation does not lead to excessive and unnecessary risk-taking that may jeopardize the sustainability of the Company's operations. The report must disclose, to the extent permitted under Wells Fargo's contractual obligations:

(a) the aggregate percentage of compensation paid to the 100 highest paid employees that constitutes incentive based compensation;
(b) the aggregate percentage of such incentive-based compensation that is dependent on (i) short-term, and (ii) long-term performance metrics;
(c) the time horizons the Company uses to define short-term and long-term performance;
(d) the specific factors considered by the Board in assessing both short and long term risks; and
(e) how the excessive risks identified have been factored into the Board's consideration of the compensation to the 100 highest paid employees.

SUPPORTING STATEMENT: While Wells Fargo discloses the compensation of Named Executive Officers, this report will help ensure that shareholders have adequate information to determine if incentive based compensation to top earners incentivizes excessive risk taking. Inappropriate incentives to these employees may jeopardize the sustainability of Wells Fargo and the entire banking system. Consequently, we believe the incentive based compensation presents a significant policy issue, and that focusing on incentive based compensation paid to the 100 most highly paid employees presents a reasonable means of evaluating the Company's compensation practices. Indeed, Ken Feinberg, the "Pay Czar", had advisory jurisdiction over this group of employees.

Employees who are not Named Executive Officers may cause a company to take actions that pose significant risks to a company's operations. For example, the New York Times reported that "a single trader at Morgan Stanley . . . made a gigantic, wrong-way bet on the mortgage market, costing his firm some $9 billion in 2007 . . . and almost sending Morgan Stanley to a fate similar to that of Bear Stearns and Lehman." According to BusinessWeek, the head of a division of AIG who was paid over $280 million in 8 years was responsible for billions in losses that forced AIG into a government bailout. Additionally, a lone trader at Société Générale lost over $7 billion in bad bets.

The New York Times stated that the Federal Reserve issued a report that "revealed that banks tend to set similar bonus formulas for broad sets of employees and often do not adjust payouts to account for risks taken by traders or mortgage lending officers." The article stated, "Bank executives and directors . . . are often in the dark on the pay arrangements of employees whose bets could have a potentially devastating impact on the company."

Preparing and issuing the requested report will help ensure that both directors and shareholders are aware of and focused on the risks posed by incentive based compensation paid to the 100 highest paid employees at Wells Fargo.



Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Company Counsel and Assistant Secretary
612/667-2367
612/667-6082

December 28, 2010

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Wells Fargo & Company – Omission of Stockholder Proposal Submitted by the New York State Common Retirement Fund

Ladies and Gentlemen:

Wells Fargo & Company, a Delaware corporation ("Wells Fargo" or the "Company") hereby notifies the Securities and Exchange Commission (the "Commission") of its intent to omit a stockholder proposal from its proxy statement and form of proxy for Wells Fargo's 2011 Annual Meeting of Stockholders (the "2011 Proxy Materials"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in connection therewith, respectfully requests the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission.

Pursuant to Rule 14a-8(j), Wells Fargo has filed this letter with the Commission no later than eighty calendar days before Wells Fargo intends to file its definitive 2011 Proxy Materials with the Commission.

The Proposal

On November 18, 2010, the Company received a stockholder proposal (the "Proposal") from the Comptroller of the State of New York, as sole Trustee of the New York State Common Retirement Fund (the "Proponent"), for inclusion in Wells Fargo's 2011 Proxy Materials. In summary, the Proposal not only requests that the Company prepare a report describing the actions taken by Wells Fargo's Board of Directors (the "Board") to ensure that employee compensation does not lead to excessive and unnecessary risk-taking, but also mandates the contents of that report. Specifically, the Proposal states that the report "must disclose" certain



information about incentive compensation paid to the Company's "100 highest paid employees," including the aggregate percentage of such employees' total compensation that is "incentive compensation" the percentage of any such incentive compensation that is based on short-term versus long-term performance metrics, the Company's definition of these metrics' time horizons, the specific factors considered by the Board is assessing both short- and long-term risks, and finally, how the excessive risks identified by the Board have been factored into such compensation.

The Proposal is attached as Exhibit A. For the reasons set forth below, Wells Fargo believes that it may properly omit the Proposal from its 2011 Proxy Materials.

Summary of Wells Fargo's Position

As set forth more fully below, Wells Fargo believes that it may properly omit the Proposal from its 2011 Proxy Materials. Wells Fargo believes that the Proposal may be omitted pursuant to (i) Rule 14a-8(i)(7), because it relates to general compensation matters and thus Wells Fargo's ordinary business operations; and (ii) Rule 14a-8(i)(10), because it has been substantially implemented by Wells Fargo.

Analysis

I. Rule 14a-8(i)(7) – Proposal Deals with Wells Fargo's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the exclusion of a stockholder proposal if the proposal deals with the company's ordinary business operations. Wells Fargo believes that the Proposal is excludable under Rule 14a-8(i)(7) because it involves general compensation matters, which relate to Wells Fargo's ordinary business operations.

According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impractical for stockholders to decide how to solve such problems at an annual meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct stockholder oversight. The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment." The Commission indicates that this second consideration "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

Consistent with this administrative history, in Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A"), the Staff explained that since 1992 it has applied a bright-line analysis when considering the excludability under Rule 14a-8(i)(7) of stockholder proposals concerning equity or cash compensation matters. Under the Staff's analysis, proposals that relate to general employee compensation matters may be excluded under Rule 14a-8(i)(7), while those proposals that concern only senior executive officer and director compensation matters may not be so excluded under this Rule. The Staff's distinction between general compensation matters and senior executive officer and director compensation matters is based on its view that senior executive and director compensation matters involve "significant social policy issues" that transcend day-to-day business matters and are appropriate for a stockholder vote. See SLB 14A. In addition, to the extent that a shareholder proposal requests a "risk evaluation" the Staff has reiterated in Staff Legal Bulletin No. 14E (October 27, 2009)("SLB 14E") that, the Staff will consider in analyzing stockholder proposals whether the underlying subject matter of a report requesting a risk evaluation "involves a matter of ordinary business to the company." As outlined in the Proposal, because the preparation of the requested report would mandate the Board to undertake a risk evaluation of incentive compensation paid to a much larger group of employees than just senior executive officers and directors who perform policy-making functions, the Proposal is subject to the standards for exclusion set forth in SLB 14E.

Wells Fargo believes that it may properly exclude the Proposal under Rule 14a-8(i)(7) because it involves a "matter of ordinary business" to Wells Fargo, given that the underlying subject matter of the requested risk evaluation in the report mandated by the Proposal relates to general compensation matters for a group of individuals beyond senior executive officers and directors and without regard to whether the individuals in the group have any role in risk-taking activities and whether any demonstrated correlation exists between incentive compensation paid to individuals in the group and increased risk-taking activities.

Consistent with SLB 14A, the Staff for a number of years has permitted the exclusion under Rule 14a-8(i)(7) of compensation proposals that would apply to employees who are not "executive officers" of a company. See, for example, *International Business Machines Corporation* (avail. January 22, 2009) (proposal limiting salary increases for employees of "level equivalent to a 3rd Line Manager or above" properly excludable under Rule 14a-8(i)(7) because it related to general compensation matters); *3M Company* (avail. March 6, 2008) (proposal relating to the compensation of high-level 3M employees, including line employees and staff employees, excludable under Rule 14a-8(i)(7) because it related to general compensation matters); and *Xcel Energy, Inc.* (avail. February 6, 2004) (proposal determining the compensation of the president, all levels of vice president, the CEO, CFO and all levels of top management based on a specified formula excludable under Rule 14a-8(i)(7)).

More recently, in a series of no-action letters issued subsequent to SLB 14E, the Staff has concurred with the exclusion of a number of substantially similar stockholder proposals requesting specific amendments to compensation plans relating to the methodology to be used for awarding or in calculating compensation payable under these plans to the 100 most highly

compensated employees, in addition to named executive officers. (See for example, *Wells Fargo & Company* (avail. March 4, 2010); *The Goldman Sachs Group, Inc.* (avail. March 8, 2010); *Bank of America Corporation* (avail. February 26, 2010); and *JP Morgan Chase & Co.* (avail. February 25, 2010)). In each of these no-action letters, the Staff concurred that the stockholder proposal in question could be omitted pursuant to Rule 14a-8(i)(7) because the proposal related to compensation paid to employees generally and was not limited to compensation paid to senior executive officers and directors. Moreover, the Staff noted that none of these proposals focused on the relationship between each subject company's "compensation practices and excessive risk-taking," and thus presumably did not present a "significant policy issue" as contemplated by SLB 14E that would require inclusion of the proposal in such company's proxy statement.

The Proposal requests an assessment of risks from an aspect of the Company's ordinary business operations; that is, establishing and administering short- and long-term incentive compensation programs for employees who are not senior executives. Since the subject matter underlying the report requested by the Proposal is compensation paid to employees <u>other</u> than senior executive officers and directors, the Proposal may be excluded from Wells Fargo's 2011 Proxy Materials in reliance on the long line of no-action letter precedents cited above. Importantly, it is worth noting that the Proposal does not focus on "excessive risk-taking," but instead seeks a report on aspects of the Company's employee compensation programs that enable the Company to avoid excessive risk-taking. Thus, both the express language and the overall thrust of the Proposal focuses on a stated form of compensation (incentive compensation) paid to a specific group of employees, and would require Wells Fargo to report in great detail on the amount and manner of computing such compensation. Wells Fargo believes that the detailed information required by the report under the Proposal is not intended to assist stockholders' understanding of the Company's compensation practices and their relationship to excessive risk taking, but rather attempts to "micro-manage" the Company's decisions (one of the two "central considerations" for the ordinary business exclusion under Rule 14a-8(i)(7) discussed in the 1998 Release cited above) regarding appropriate incentive compensation for employees beyond senior executives and directors.

Furthermore, again notwithstanding the Proposal's references to avoiding "excessive and unnecessary risk-taking," Wells Fargo submits that the thrust and focus of the Proposal differs significantly from the policy issues that the SEC addressed through its adoption of Item 402(s) of Regulation S-K. Item 402(s) requires a company to identify any risks arising from its compensation practices and policies for employees that are "reasonably likely to have a material adverse effect on the [Company]," and only when such risks exist, to discuss its compensation policies and practices as they relate to *all* employees, including non-executive officers, as they relate to risk-management practices and risk-taking incentives." The specific intent of this evaluation and discussion, as stated in Item 402(s), is to "provide investors material information concerning how the [Company] incentivizes its employees that may create risks that would have a material adverse effect on the [Company]."

In contrast to Item 402(s), the report requested by the Proposal is focused on the Company's considerations in establishing and administering compensation programs covering non-executives even when those compensation programs enable the Company to avoid excessive risk-taking. Thus the Proposal focuses on very different considerations than those addressed under Item 402(s), and consequently does not implicate significant policy issues of the type addressed by the Commission in promulgating Item 402(s).

For the foregoing reasons, the Proposal does not present a significant policy issue warranting its inclusion in Wells Fargo's 2011 Proxy Materials. Consequently, the underlying subject matter of the Proposal must be analyzed as contemplated by SLB 14E. In reliance on the Staff's interpretations of Rule 14a-8(i)(7) and related no-action letters discussed above, the Proposal's underlying subject matter (general compensation to employees beyond senior executive officers and directors) falls within Wells Fargo's "ordinary business matters," and thus the Proposal may be omitted pursuant to Rule 14a-8(i)(7).

II. Rule 14a-8(i)(10) – Proposal Has Been Substantially Implemented by Wells Fargo.

Wells Fargo also believes that the Proposal has been substantially implemented and is thus properly excludable under Rule 14a-8(i)(10). As originally conceived by the Commission in adopting the predecessor rule to Rule 14a-8 (i)(10) in 1976, and as reinforced in a number of subsequent no-action letters, Rule 14a-8(i)(10) is designed to avoid the possibility of stockholders having to consider matters which already have been favorably acted upon by the management. In applying the underlying premise of this rule in various no-action letters, the Staff has consistently made it clear that substantial implementation under Rule 14a-8(i)(10) merely requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective, even though differences may exist between those actions and the specific proposal. See, e.g., *Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999); and *Hewlett-Packard Co.* (avail. Dec. 11, 2007). In addition, a company need not comply with every detail, or implement every aspect of a proposal exactly as proposed in order to support a conclusion that it has been substantially implemented and thus may be excluded under Rule 14a-8(i)(10). (See *Symantec Corporation* (avail. June 3, 2010); and *AutoNation Inc.* (avail. February 10, 2004)).

The Proposal requests that the Company and its Board to describe in a report to stockholders what actions the Board has taken to ensure that employee compensation does not lead to "excessive and unnecessary risk-taking" that may jeopardize the sustainability of the Company's operations, as well as provide certain specified information regarding incentive compensation paid to a specific group of employees. As discussed in detail in Section I above, Wells Fargo is already obligated under Item 402(s) of the Commission's disclosure rules relating to executive compensation to identify any risks arising from its compensation practices and

policies for its employees that are "reasonably likely to have a material adverse affect on the [Company]," and discuss in its annual proxy statement the Company's compensation policies and practices as they relate to all employees, including non-executive officers, and as they relate to risk-management practices and risk-taking incentives. The required disclosure under Item 402(s) thus subsumes all the information requested by the Proposal, since it mandates an analysis and potential discussion of the risk-impact of compensation policies affecting <u>all</u> employees, and not exclusively the Company's "100 highest-paid employees."

In response to the Item 402(s) requirements, Wells Fargo disclosed in its 2010 annual proxy statement information regarding the risk assessment undertaken by senior management and monitored by the Human Resources Committee of the Board (the "HRC") in response to initiatives by Wells Fargo's banking regulators relating to incentive compensation. This risk assessment specifically addressed Wells Fargo's broader employee compensation practices, and how business risk affects incentive compensation performance measures and decisions. Wells Fargo voluntarily disclosed that following this risk assessment, neither the Company nor the HRC had identified any risks from the Company's compensation practices generally for employees that were reasonably likely to have a material adverse affect on the Company requiring disclosure under Item 402(s). Wells Fargo will be required to undertake another risk analysis of incentive compensation programs for *all* employees mandated by Item 402(s) for purposes of determining whether appropriate Item 402(s) disclosures will be required in its 2011 proxy statement and future annual meeting proxy statements regarding incentive compensation risks called for by that item.

The Staff has also consistently permitted the exclusion of stockholder proposals under the current Rule 14a-8(i)(10) where the matters addressed in the proposal had been rendered moot due to the actions of third parties. In addition to the requirements of Item 402(s) promulgated by the Commission and discussed above, Wells Fargo is subject to Section 956 of the "Dodd-Frank Wall Street Reform and Consumer Protection Act" (the "<u>Dodd-Frank Act</u>") enacted on July 21, 2010. This provision specifically:

(i) directs the appropriate federal regulators (which, in the case of Wells Fargo, as a "covered financial institution" under the Dodd-Frank Act, consist of the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the Commission) to jointly issue regulations or guidelines by April 2011 (nine months after enactment of the Dodd-Frank Act) that would require the Company to disclose to these regulators the structures of all of its incentive-based compensation arrangements to allow a determination whether these structures would provide any employee with excessive compensation or lead to "material financial loss" by the Company, and

(ii) directs the appropriate Federal banking regulators, including the Federal Reserve, to issue regulations (again, by April 2011) specifically prohibiting any incentive compensation arrangement (or feature of any such arrangement) that would provide an employee with

excessive compensation or that could lead to material financial loss to Wells Fargo, as a covered financial institution.

This provision of the Dodd-Frank Act and the required regulations, including regulations mandating certain disclosures regarding incentive compensation and/or prohibiting any incentive compensation arrangement providing excessive compensation or that would lead to material financial loss by Wells Fargo, would also substantially encompass disclosures regarding the issues of excessive risk and incentive compensation requested by the Proposal.

In the most recent no-action letter considering the issue of "mootness" due to the actions of third parties for purposes of determining whether a proposal had been substantially implemented under Rule 14-8(i)(10), the Staff concurred in *Navistar International Corp.* (avail. Dec. 8, 2010) that the say-on-pay vote mandated by the Dodd-Frank Act subsumed and thus substantially implemented a stockholder proposal seeking stockholder approval of certain future severance agreements. The Staff has reached similar conclusions in *Intel Corp.* (avail. Feb. 14, 2005) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal seeking to establish a policy of expensing the costs of all future stock options in the company's annual income statement where the Financial Accounting Standards Board had recently adopted a rule requiring that all public companies do the same); *The Coca-Cola Co.* (avail. Feb. 24, 1988) (concurring in the exclusion under the predecessor to Rule 14a-8(i)(10) of a proposal requesting that the company not make new investments or business relationships within South Africa when a federal statute had been enacted that prohibited new investment in South Africa); and *Eastman Kodak Co.* (avail. Feb. 1, 1991) (concurring that a proposal could be excluded under the predecessor to Rule 14a-8(i)(10) where the proposal requested that the company disclose certain environmental compliance information and the company represented that it complied fully with Item 103 of Regulation S-K, which required disclosure of substantially similar information). Similarly, Section 956 of the Dodd-Frank Act (and ultimately its related regulations mandated by that act), as well as the promulgation of Item 402(s) by the Commission, requires Wells Fargo to address and disclose issues of compensation-related risk in a manner similar to that contemplated by the Proposal.

Accordingly, for the reasons stated above, Wells Fargo believes that the Proposal has been substantially implemented and may be omitted pursuant to Rule 14a-8(i)(10).

Conclusion

For the reasons set forth in this letter, Wells Fargo respectfully submits that it may properly omit the Proposal from its 2011 Proxy Materials and requests that the Staff indicate that it will not recommend enforcement action to the Commission if Wells Fargo omits such Proposal.

In accordance with Staff Legal Bulletin No.14D (November 7, 2008) ("SLB 14D"), this letter, including Exhibit A, is being submitted by e-mail to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter is being sent concurrently to the Proponent.

Rule 14a-8(k) and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, I am taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff regarding the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned pursuant to Rule 14a-8(k) and SLB 14D.

If you have any questions regarding this request, please call the undersigned at 612-667-2367 or Elizabeth Ising, Esq. of Gibson Dunn & Crutcher LLP at 202-955-8287

Very truly yours,



Mary E. Schaffner
Senior Company Counsel &
Assistant Secretary

Enclosure

cc: Elizabeth Ising
Gibson, Dunn & Crutcher (via email)

Gianna M. McCarthy
State of New York—Office of the State Comptroller (via email)

EXHIBIT A

Report on Employee Compensation

Shareholders request that the Company prepare a report, at reasonable cost, to describe the Board's actions to ensure that employee compensation does not lead to excessive and unnecessary risk-taking that may jeopardize the sustainability of the Company's operations. The report must disclose, to the extent permitted under Wells Fargo's contractual obligations:

(a) the aggregate percentage of compensation paid to the 100 highest paid employees that constitutes incentive based compensation;
(b) the aggregate percentage of such incentive-based compensation that is dependent on (i) short-term, and (ii) long-term performance metrics;
(c) the time horizons the Company uses to define short-term and long-term performance;
(d) the specific factors considered by the Board in assessing both short and long term risks; and
(e) how the excessive risks identified have been factored into the Board's consideration of the compensation to the 100 highest paid employees.

SUPPORTING STATEMENT: While Wells Fargo discloses the compensation of Named Executive Officers, this report will help ensure that shareholders have adequate information to determine if incentive based compensation to top earners incentivizes excessive risk taking. Inappropriate incentives to these employees may jeopardize the sustainability of Wells Fargo and the entire banking system. Consequently, we believe the incentive based compensation presents a significant policy issue, and that focusing on incentive based compensation paid to the 100 most highly paid employees presents a reasonable means of evaluating the Company's compensation practices. Indeed, Ken Feinberg, the "Pay Czar", had advisory jurisdiction over this group of employees.

Employees who are not Named Executive Officers may cause a company to take actions that pose significant risks to a company's operations. For example, the New York Times reported that "a single trader at Morgan Stanley . . . made a gigantic, wrong-way bet on the mortgage market, costing his firm some $9 billion in 2007 . . . and almost sending Morgan Stanley to a fate similar to that of Bear Stearns and Lehman." According to BusinessWeek, the head of a division of AIG who was paid over $280 million in 8 years was responsible for billions in losses that forced AIG into a government bailout. Additionally, a lone trader at Société Générale lost over $7 billion in bad bets.

The New York Times reported that the Federal Reserve issued a report that "revealed that banks tend to set similar bonus formulas for broad sets of employees and often do not adjust payouts to account for risks taken by traders or mortgage lending officers." The article stated, "Bank executives and directors . . . are often in the dark on the pay arrangements of employees whose bets could have a potentially devastating impact on the company."

Preparing and issuing the requested report will help ensure that both directors and shareholders are aware of and focused on the risks posed by incentive based compensation paid to the 100 highest paid employees at Wells Fargo.

THOMAS P. DINAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 18, 2010

VIA FAX and U.S. MAIL

Ms. Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
MAC#N9305-173
Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Dear Ms. Holschuh:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Wells Fargo & Company of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase the Fund's custodial bank, is also enclosed. It verifies the Fund's ownership, continually for over a year, of Wells Fargo & Company shares. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4489 should you have any further questions on this matter.

Very truly yours,

Gianna M. McCarthy
am:jm
Enclosures

CC: John G. Stumpf (Via E-Mail)

J.P.Morgan

J.P. Morgan Worldwide Securities Services

4 New York Plaza 12th Floor
New York, NY 10004

Daniel F. Murphy
Vice President
Tel 212-623-8536

November 15, 2010

Ms. Laurel A. Holschuh
Corporate Secretary
Wells Fargo and Company
MAC #N9305-173
Wells Fargo Center
Sixth and Marquette
Minneapolis, MI 55479

Dear Ms. Holschuh,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Wells Fargo and Company continuously for at least one year as of November 12, 2010.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 20,368,805 shares of common stock as of November 12, 2010 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Madelene Chan at (212) 623-8551.

Regards,



Daniel Murphy

cc: Elaine Reilly – NYSCRF